UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-08931

Cubic Corporation

(Exact name of registrant as specified in its charter)

9333 Balboa Avenue

San Diego, California 92123

(858) 277-6780

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

Pursuant to the requirements of the Securities Exchange Act of 1934, Cubic Corporation has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Cubic Corporation

Date: June 4, 2021	By:	/s/ Bradley H. Feldmann
Name: Bradley H. Feldmann
Title: Chairman, President and Chief Executive Officer

* On May 25, 2021, pursuant to the Agreement and Plan of Merger, dated as of February 7, 2021 (as amended by Amendment No. 1, dated as of March 30, 2021, the “Merger Agreement”), by and among Cubic Corporation, a Delaware corporation (the “Registrant”), Atlas CC Acquisition Corp., a Delaware corporation (“Parent”), and Atlas Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”), Sub merged with and into the Registrant, with the Registrant continuing as the surviving corporation and a wholly owned subsidiary of Parent.